Exhibit 12.1

APOLLO RESIDENTIAL MORTGAGE, INC.

CALCULATION OF RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(In thousands, except ratios)

(Unaudited)

	For the period July 27, 2011 (commencement of operations) to December 31, 2011(1)	For the six months ended June 30, 2012
Fixed Charges
Interest expense on repurchase agreement borrowings(2)	$1,138	$2,871
Interest capitalized, net of amortization	477	(84)

Total Fixed Charges	$1,615	$2,787

Preferred Stock Dividends(3)	$—	$—

Earnings
Net Income	$4,472	$26,400
Add: Fixed Charges	1,615	2,787

Earnings, as adjusted	$6,087	$29,187

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.8x	10.5x

(1)	The Company commenced operations on July 27, 2011.
(2)

Interest expense includes amortization of deferred financing costs of $77 and $105 for the period July 27, 2011 (commencement of operations) to December 31, 2011 and for the six months ended June 30, 2012, respectively.

(3)	There were no shares of preferred stock outstanding during the periods presented and, therefore, there are no amounts for preferred stock dividends included in the above calculations.